            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM 11-K


/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     for the fiscal year ended December 31, 1997

                            OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     for the transition period from _______to _______
     Commission file number 33-26150


                CHESAPEAKE CORPORATION 401(k)
              SAVINGS PLAN FOR HOURLY EMPLOYEES
          (formerly Chesapeake Packaging Co. 401(k)
            Savings Plan for Hourly Employees)


                  CHESAPEAKE CORPORATION
                    1021 East Cary Street
                      P. O. Box 2350
              Richmond, Virginia  23218-2350

INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT



                                                         Page

[S]                                                      [C]
Report of independent accountants                        3

Financial statements:
  Statements of net assets available for benefits,
   with fund information at December 31, 1997 and 1996   4-5

  Statements of changes in net assets available
   for benefits, with fund information for the years
    ended December 31, 1997 and 1996                     6-7

Notes to financial statements                            8-13

Supplemental schedules:
  Item 27a - Schedule of Assets held for investment
    purposes at December 31, 1997                        14-15

  Item 27d - Schedule of Reportable transactions
    for the year ended December 31, 1997                 16-18

  Nonexempt transactions with parties-in-interest
    for the year ended December 31, 1997                     *

  Loans or fixed income obligations in default for
    the year ended December 31, 1997                         *

  Leases in default or classified as uncollectible
    for the year ended December 31, 1997                     *



* There were no such transactions or obligations or leases in default.

Exhibit:

  23 - Consent of Coopers & Lybrand L.L.P.                   19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Hourly 401(k) Savings Plan Committee
(the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   CHESAPEAKE CORPORATION
                                   401(k) SAVINGS PLAN FOR
                                   HOURLY EMPLOYEES



                                   By: /s/ Thomas A. Smith
                                      Thomas A. Smith, Vice President - Human
                                      Resources and Chairman of the Committee
June 10, 1998

REPORT OF INDEPENDENT ACCOUNTANTS


To the Chesapeake Corporation 401(k) Savings
  Plan for Hourly Employees Committee:

We have audited the accompanying statements of net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") (formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly Employees) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        COOPERS & LYBRAND L.L.P.

Richmond, Virginia
June 10, 1998

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997

< CAPTION>                     Chesapeake Partners Diversified    LaSalle
                               Common     Trust     Equity        Income
                               Stock Fund Fund      Fund           Plus Fund
Assets:
 Investments (Notes 1b and 11):
   Equity investments
    (cost $816,754)                       $232,636 $238,534
   Fixed income investments
    (cost $208,145)
  Chesapeake Corporation common
    stock (cost $132,325)          $149,256
 Money market investments
    (cost $144,696)                  11,429                     $133,267
   Loans
 Receivables:
   Accrued income                        44      21,814      13       684
  Employer contributions              1,339       2,363   1,952       887

                                   --------    -------- -------  --------
   Total assets                     162,068     256,813 240,499   134,838
 Liability:
   Accrued expenses                   2,170      24,177   1,965     1,571
                                   --------    -------- -------   -------
    Net assets available for
    benefits                       $159,898    $232,636$238,534  $133,267

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997

                            Twentieth
                            Century    Phoenix  Dreyfus
                            Ultra      High     A Bond
                            Investors  Yield    Plus   Participant
                            Fund       A Fund   Fund   Loans       Total
Assets:
 Investments (Notes 1b and 11):
   Equity investments
    (cost $816,754)             $390,112                            $  861,282
   Fixed income investments
    (cost $208,145)                       $86,072 $128,486             214,558
   Chesapeake Corporation common
    stock (cost $132,325)                                             $149,256
   Money market investments
    (cost $144,696)                                                    144,696
   Loans                                                   $51,610      51,610
 Receivables:
   Accrued income                 78,837      638      635      601    103,266
   Employer contributions          3,665    1,035    1,001              12,242
                                -------- --------  ------- --------  ---------
 Total assets                    472,614   87,745  130,122   52,211  1,536,910

 Liability:
   Accrued expenses               82,502    1,673    1,636      601    116,295
                                -------- --------  -------  ------- ----------
   Net assets available for
          benefits              $390,112  $86,072 $128,486  $51,610 $1,420,615
                                ======== ======== ========  ======= ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1996

                                Chesapeake   Partners   Diversified  LaSalle
                                Common       Trust      Equity       Income
                                Stock Fund   Fund       Fund         Plus Fund
Assets:
 Investments (Notes 1b and 11):
   Equity investments
     (cost $481,090)                        $128,303   $136,566
   Fixed income investments
     (cost $142,175)
  Chesapeake Corporation
     common stock
      (cost $80,234)                $92,807
   Money market investments
    (cost $163,625)                   6,194                       $157,431
   Loans
 Receivables:
   Accrued income                        32
   Employer contributions
                                 -------------------   --------  ---------
   Total assets                      99,033  128,303    136,566    157,431


 Liability:
   Accrued expenses                            2,272      2,060      1,155
                                 ---------- --------  ---------  ---------
  Net assets available
    for benefits                    $99,033 $126,031   $134,506   $156,276
                                 ========== ========   ========  =========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1996

                            Twentieth
                            Century    Phoenix  Dreyfus
                            Ultra      High     A Bond
                            Investors  Yield    Plus   Participant
                            Fund       A Fund   Fund   Loans       Total
Assets:
Investments (Notes 1b and 11):
Equity investments
 (cost $481,090)                $245,893                             $510,762
Fixed income investments
(cost $142,175)                            $60,497 $85,944            146,441
Chesapeake Corporation
 common stock
(cost $80,234)                                                         92,807
Money market investments
(cost $163,625)                                                       163,625
Loans                                                       $11,886    11,886
Receivables:
Accrued income                                                             32
 Employer contributions            4,497                                4,497
                              ---------- --------- -------- -------   -------
       Total assets              250,390    60,497  85,944   11,886   930,050

Liability:
   Accrued expenses                4,522     1,000   1,409             12,418
                              ----------  --------  --------- ------  -------
   Net assets available
        for benefits            $245,868   $59,497 $84,535  $11,886  $917,632
                              ========== ========= ======= ========  ========


The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                                                                 LaSalle
                                Chesapeake Partners Diversified  Income
                                Common     Trust    Equity       Plus
                                Stock Fund Fund     Fund         Fund

Additions:
  Interest and dividends           $  3,141   $   943               $  7,729
   Contributions (Notes 3 and 4):
    Employee                         88,057   121,973    $107,883     62,022
    Employer                          6,233     5,181       5,269      2,817
  Net appreciation in fair value
   of investments (Note 1b)          10,855    43,378      54,284

                                   -------- ---------    --------    -------
                                    108,286   171,475     167,436     72,568
Deductions:
  Distributions                       6,551     9,013       3,717      3,352
  Trustee fees                                              1,293        338
                                   --------   -------     -------     ------
                                      6,551     9,013       5,010      3,690
                                   --------    ------     -------    -------
    Net increase                    101,735   162,462     162,426     68,878
                                   --------  --------     -------    -------
Interfund transfers, net           (22,875)     6,412       3,388    (7,116)

Interplan transfers, net              4,544     (788)       (101)      (645)

Net transfer of plan assets to
 St. Laurent Paperboard, Inc.
  (Note 14)                        (22,539)  (61,481)    (61,685)   (84,126)

Net assets available for benefits,
 beginning of year                   99,033   126,031     134,506    156,276
                                  --------- ---------    --------   --------

Net assets available for benefits,
 end of year                       $159,898  $232,636    $238,534   $133,267
                                   ========  ========    ========   ========


The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                            Twentieth
                            Century    Phoenix  Dreyfus
                            Ultra      High     A Bond
                            Investors  Yield    Plus   Participant
                            Fund       A Fund   Fund   Loans       Total
Additions:
  Interest and dividends       $    148$   6,343 $   6,257  $ 2,174   $ 27,005
  Contributions (Notes 3 and 4):
    Employee                    219,968   50,606   68,205   400,349  1,119,063
    Employer                      8,974    2,277    2,973               33,724
  Net appreciation in fair value
   of investments (Note 1b)      58,494    2,467    3,206              172,684
                               ----------------- --------   -------  ---------
                                287,584   61,693   80,911   402,523  1,352,476
Deductions:
  Distributions                  11,189    3,208    4,262   400,096    441,388
  Trustee fees                                                           1,631
                               --------  -------  -------    ------    -------
                                 11,189    3,208    4,262   400,096    443,019
    Net increase                276,395   58,485   76,649     2,427    909,457
                               -------- --------  -------   -------   --------
Interfund transfers, net       (19,296)  (1,977)  (2,218)    43,682

Interplan transfers, net        (4,419)  (1,018)  (3,232)   (6,385)   (12,044)


Net transfer of plan assets to
 St. Laurent Paperboard, Inc.
  (Note 14)                   (108,436) (28,915) (27,248)            (394,430)

Net assets available for benefits,
 beginning of year              245,868   59,497   84,535    11,886    917,632
                              ------------------ --------  --------   --------
Net assets available for benefits,
 end of year                   $390,112  $86,072 $128,486   $51,610 $1,420,615
                               ======== ======== ========  ======== ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1996

                            Chesapeake   Partners   Diversified LaSalle
                            Common       Trust      Equity      Income
                            Stock Fund   Fund       Fund        Plus Fund

Additions:
 Interest and dividends          $   1,462   $   641              $   6,877
 Contributions (Note 2):            44,633    68,014                712,912
 Employer                            2,094       636        657         770
 Net appreciation (depreciation)
  in fair value of investments
   (Note 1b)                        13,249    16,968     1,2691
                                  --------  --------   --------   ---------
                                    91,395   114,868    127,249     136,768
Deductions:
 Distributions                       1,697     2,121      2,669       2,472
 Trustee fees                                               191         176
                                  --------   -------   --------    --------
                                     1,697     2,121      2,860       2,648
                                  --------   -------   --------    --------
 Net increase                       89,698   112,747    124,389     134,120
                                  --------   -------   --------    --------

Interfund transfers, net           (5,734)   (4,629)        717     (1,758)

Interplan transfers, net               445   (1,333)        444    (10,666)

Net assets available for benefits,
  beginning of year                 14,624    19,246      8,956      34,580
                                  --------  --------   --------    --------
Net assets available for benefits,
  end of year                      $99,033  $126,031   $134,506    $156,276
                                  ========  ========  =========   =========



The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1996

                            Twentieth
                            Century    Phoenix  Dreyfus
                            Ultra      High     A Bond
                            Investors  Yield    Plus   Participant
                            Fund       A Fund   Fund   Loans       Total

Additions:
 Interest and dividends                 $   2,916$  2,874    $   91 $  14,861
 Contributions (Note 2):
   Employee                     $186,030   44,633  68,014             712,912
   Employer                        2,391      595     488               7,631
 Net appreciation (depreciation)
  in fair value of investments
   (Note 1b)                      14,819    3,045    (57)              60,715
                                -------- -------- -------  --------  --------
                                 203,240   51,189  71,319        91   796,119

Deductions:
 Distributions                     5,713      697   1,813              17,182
 Trustee fees                                                             367
                                --------  ---------------   -------  --------
                                   5,713      697   1,813        0     17,549
                                --------  ---------------   -------  --------
   Net increase                  197,527   50,492  69,506       91    778,570
                                --------  ---------------   -------  --------

Interfund transfers, net           2,997  (3,155)   (233)    11,795

Interplan transfers, net           1,589  (1,532)      57            (10,996)

Net assets available for benefits,
  beginning of year               43,755   13,692  15,205             150,058
                                -------- -------- --------  --------  --------
Net assets available for benefits,
  end of year                   $245,868  $59,497 $84,535  $11,886   $917,632
                                ======== ======== ======= ========   ========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(formerly Chesapeake Packaging Co. 401(k) Savings Plan for Hourly
Employees)

NOTES TO FINANCIAL STATEMENTS

l. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   a. GENERAL:

   Effective January 1, 1997, the Chesapeake Packaging Co. 401(k) Savings Plan for Hourly Employees was renamed the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan"). The Plan covers eligible hourly employees of Chesapeake Corporation's (the "Company" or "Employer") building products division, certain display and packaging division locations, and certain Wisconsin Tissue Mills, Inc. locations.

   b.  INVESTMENT VALUATION AND INCOME:

   Investments are stated at fair value determined as follows:

   Mutual and money market funds - Quoted market value

   Common stock - Last published sale price on the New York Stock Exchange

   Loans to participants - Balances due which approximate fair value

   Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in the fair value of investments," which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

   c.  Risks and Uncertainties:

   The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Description of Plan:

   The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 2104 West
Laburnum Avenue, Richmond, Virginia  23227.

3. Employee Contributions:

   A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed $10,000 per participant in any taxable year.

 4.    Employer Contributions:

   The Plan provides for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution. Matching contributions from the Company are limited to annual dollar and percentage thresholds which vary depending upon location. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. The Company may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

 5.    Participant Loans:
   Participants may borrow from their fund accounts a minimumof $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator.
Interest rates range from 9.25% to 9.5%. Principal and interest is paid ratably through monthly payroll deductions.

 6.    Distributions:
   Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity.

7. FORFEITURES:

   Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document.

8. PLAN EXPENSES:

   Expenses incurred in connection with the purchase or transfer of Chesapeake common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

9. PLAN TERMINATION:

   While the Company has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee.

10.    Investment Options:

   Participants may elect to have amounts credited to their accounts in the Plan invested in 1% increments in Chesapeake Common Stock, the Partners Trust Fund, Diversified Equity Fund, LaSalle Income Plus Fund, Twentieth Century Ultra Investors Fund, Phoenix High Yield A Fund, or the Dreyfus A Bond Plus Fund. The following is the number of participants in each of the investment options as of December 31:

                                             1997       1996
   Chesapeake Common Stock Fund             155          177
   Partners Trust Fund                      227          243
   Diversified Equity Fund                  209          224
   LaSalle Income Plus Fund                 145          282
   Twentieth Century Ultra Investors Fund   301          347
   Phoenix High Yield A Fund                143          154
   Dreyfus A Bond Plus Fund                 162          192


   A description of the investment options currently available to participants is as follows:

   CHESAPEAKE COMMON STOCK FUND: This investment option consists of shares of the common stock of Chesapeake Corporation that are purchased by the Plan's trustee at fair market value in the open market, in private transactions, or directly from Chesapeake Corporation.

   PARTNERS TRUST FUND: This fund, managed by Neuberger &
Berman, invests primarily in common stock and, to a lesser extent, short-term money market instruments and other debt securities.

   DIVERSIFIED EQUITY FUND: This fund, managed by Associated
Bank, invests primarily in common stock of domestic and foreign publicly held corporations.

   LaSALLE INCOME PLUS FUND: This fund, managed by LaSalle National Bank, invests in instruments designed to preserve capital, maximize income and provide liquidity without sacrificing credit quality. Investments include U.S. Government Securities, bank investment contracts and guaranteed investment contracts issued by insurance companies.

   TWENTIETH CENTURY ULTRA INVESTORS FUND: This fund invests primarily in common stock that are considered to have better than average prospects for appreciation.

   PHOENIX HIGH YIELD A FUND: This fund, managed by Phoenix
Investments, intends to invest at least 65% of the value of high yield, high risk fixed income securities.

   DREYFUS A BOND PLUS FUND: This fund, managed by Dreyfus
Corporation, invests primarily in higher-quality corporate and government bonds to see income with preservation of capital.

11.    INVESTMENTS:
   The investments are held in trust funds which are administered by The Bank of New York, the Trustee of the Plan's assets.

   The investments in Chesapeake common stock may be purchased by The Bank of New York at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.
   Investments at December 31, 1997 and 1996 held by the Bank of New York consist of:

                            1997                       1996
                    ------------------------------------------------------
                         Number            Fair  Number              Fair
                         of Shares Cost   Value  of Shares  Cost     Value
Investments at Fair
  Value as determined
  by quoted market price:
Equity funds:
  Partners Trust Fund   13,324 $ 212,317 $ 232,636 8,559 $ 116,681  $ 128,303
  Twentieth Century Ultra
   Investors Fund       14,290   419,061   390,112 8,754   241,168    245,893
Fixed income funds:
  Dreyfus A Bond Plus
     Fund                8,753   125,810    128,486 5,964   85,123     85,944
  Phoenix High Yield
     A Fund              9,386    82,335     86,072 6,851   57,052     60,497
Common stock:
  Chesapeake Corporation 4,342   132,325    149,256 2,958   80,234     92,807
Money market funds:
  LaSalle Income Plus
    Fund               133,267   133,267    133,267 157,431 157,431   157,431
Short-term investments  11,429    11,429     11,429   6,194   6,194     6,194
                               ---------  ---------         -------   -------
                              $1,116,604 $1,131,258        $743,883  $777,069
Investments at estimated
  fair value:
  Equity investment fund:
   Diversified Equity
    Fund                11,507   185,316    238,534   8,847 123,241   136,566
                               ---------  ---------         -------   -------
                              $1,301,920 $1,369,792        $867,124  $913,635
                              ========== ==========        ========  ========

12. TAX STATUS

   The Plan obtained its latest determination letter on May 20, 1996, in which the Internal Revenue Service stated that the Plan, as designed was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the plan administration believe that the Plan is designed and is currently being operated in accordance with all applicable rules and regulations.

13. PLAN AMENDMENTS:

   The Plan was amended to permit eligible hourly employees of the building products division, and certain display and packaging division locations to participate in the Plan effective June 1, 1997 and July 1, 1997, respectively. In addition, the Plan was amended to permit matching contributions for eligible employees at certain locations.

14. SALE OF KRAFT AND PACKAGING OPERATIONS:

   On May 23, 1997, Chesapeake sold certain kraft and packaging operations to St. Laurent Paperboard Inc. ("St. Laurent"). In connection with this transaction, all participants who were employed by the operations which were sold had their accounts transferred out of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees and into a plan sponsored by St. Laurent. The net value of the accounts transferred from the Plan to St. Laurent was $394,430.

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
                                              EIN: 54-0166880   PN: 046
SCHEDULE OF SECURITIES HELD FOR INVESTMENT - PART I
PERIOD ENDING   12/31/97
                               THE BANK OF NEW YORK
CHESAPEAKE - HOURLY

  SECURITY DESCRIPTION    SHARES/UNITS/PAR VALUE   COST     MARKET VALUE
  --------------------    ----------------------   ----     ------------
  COMMON STOCKS
CHESAPEAKE CORP                    4,342.00          132,325.18   149,256.25
  TOTAL COMMON STOCKS              4,342.00          132,325.18   149,256.25
  OTHER ASSETS
AMERICAN CENTY ULTRA FD INV       14,289.80          419,061.30   390,111.57
ASSOCIATED BANK DIV EQ FD         11,507.26          185,316.19   238,534.18
CHESAPEAKE CORP                   51,609.84           51,609.84    51,609.84
DREYFUS A BDS PLUS INC             8,752.43          125,809.83   128,485.73
LASALLE INTEREST INCOME
  FUND                           133,267.49          133,267.49   133,267.49
NEUBERGER BERMAN PARTNERS
   TRUST                          13,323.91          212,376.89   232,635.52
 VALUE AS REPORTED BY NEUBERGER
PHOENIX HIGH YIELD FUND (A)        9,386.22           82,334.88    86,071.66
  TOTAL OTHER ASSETS             242,136.95        1,209,776.42 1,260,715.99
  SHORT TERM INVESTMENTS
COLLECTIVE SHORT TERM INVEST
 FD                               11,429.20           11,429.20    11,429.20
 NON-DISCRETIONARY
  TOTAL SHORT TERM
    INVESTMENTS                   11,429.20           11,429.20    11,429.20
  TOTAL INVESTMENTS              257,908.15        1,353,530.80 1,421,401.44

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
                               EIN: 54-0166880   PN: 046
SCHEDULE OF SECURITIES HELD FOR INVESTMENT - PART II
  ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
DURING THE PERIOD 01/01/97 TO 12/31/97
       THE BANK OF NEW YORK
CHESAPEAKE - HOURLY

  SECURITY DESCRIPTION    SHARES/UNITS/PAR VALUE   COST       PROCEEDS
  --------------------    ----------------------   ----     ------------
CHESAPEAKE CORP           ACQ:         62,720.33     62,720.33
                          DIS:         16,744.37                  16,744.37

  TOTAL ACQUISITIONS:                  62,720.33     62,720.33
        DISPOSITIONS:                  16,744.37                  16,744.37

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

SINGLE REPORTABLE SECURITY TRANSACTIONS
  EXCEEDING 5% OF FUND ASSETS
DURING THE PERIOD 01/01/97 TO 12/31/97
                                                        THE BANK OF NEW YORK
CHESAPEAKE - HOURLY
5% OF 12/31/96 MARKET VALUE OF     925,270.59 = 46,263.52

                                                       PROCEEDS
                                          REVALUED     OR
                  TRANS                   COST         PURCHASE    NET
   ISSUE          TYPE  PRICE  EXPENSES   DISPOSAL     VALUE       GAIN/LOSS
   OTHER ASSETS
LASALLE INTEREST
 INCOME FUND      S         .000        .00   82,167.85    82,167.85      .00
ASSOCIATED BANK DIV
 EQ FD            S         .000        .00   57,708.36    61,220.29 3,511.93
AMERICAN CENTURY
 ULTRA FUND       S         .000        .00   98,558.16   106,402.22
AMERICAN CENTURY
 ULTRA FUND       P         .000        .00                47,705.46 7,844.06
NEUBERGER BERMAN
 PARTNERS TRUST   S          .00        .00   57,312.95    60,379.89 3,066.94

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

SERIES OF REPORTABLE SECURITY TRANSACTIONS
   EXCEEDING 5% OF FUND ASSETS
DURING THE PERIOD 01/01/97 TO 12/31/97
                                    THE BANK OF NEW YORK
CHESAPEAKE - HOURLY
5% OF 12/31/96 MARKET VALUE OF     925,270.59 = 46,263.52

                                        TOTAL          TOTAL
                     NO. OF    NO. OF   VALUE          VALUE       NET
   ISSUE             PURCHASES SALES    PURCHASES      SALES    GAIN/LOSS
   COMMON STOCKS
CHESAPEAKE CORP        34        12        122,009.60    47,746.51    2,914.54
   OTHER ASSETS
LASALLE INTEREST
 INCOME FUND           82        32         80,814.82  104,3854.97         .00
ASSOCIATED BANK DIV
 EQ FD                 76        45        131,810.04    84,126.08    4,365.03
CHESAPEAKE CORP        28        58         62,720.33    16,744.37         .00
PHOENIX HIGH YIELD
 FUND (A)              84        21         62,277.25    39,169.47      654.72
AMERICAN CENTURY
 ULTRA FUND            82        42        314,781.88   150,366.25   11,688.73
DREYFUS A BONDS PLUS
 FUND                  85        20         79,174.63    38,474.32       43.37
NEUBERGER BERMAN
 PARTNERS TRUST        79        30        174,209.28    92,383.37    4,561.63
   SHORT TERM
     INVESTMENTS
COLLECTIVE SHORT
 TERM INVEST FD        82        53        142,432.04   137,196.69         .00

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

ALL SECURITY TRANSACTIONS WITH A PARTY
INVOLVED IN A SINGE REPORTABLE TRANSACTION
DURING THE PERIOD 01/01/97 TO 12/31/97

                                    THE BANK OF NEW YORK
CHESAPEAKE - HOURLY

5% OF 12/31/96 MARKET VALUE OF     925,270.59 = 46,263.52

                                                       PROCEEDS
                                           REVALUED    OR
                  TRANS        BROKER      COST        PURCHASE    NET
   ISSUE          TYPE  PRICE  COMMISSION  DISPOSAL    VALUE     GAIN/LOSS
   NONE                          - 1 -


                                                        EXHIBIT 23



CONSENT OF COOPERS & LYBRAND L.L.P.

We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (File No. 33-26150) of our report dated June 10, 1998, on our audits of the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees as of December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996, which report is included in this Annual Report on Form 11-K.

                                                   COOPERS & LYBRAND L.L.P.
Richmond, Virginia
June 26, 1998